UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38397

Farmmi, Inc.
(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Disposition of Subsidiaries

On January 31, 2024, Zhejiang Suyuan Agricultural Technology Co., Ltd (“Suyuan”), a wholly owned subsidiary of the Registrant, entered into a share transfer agreement with Lishui Chida Logistics Co., Ltd, an unrelated third party. Under the agreement, Suyuan agreed to sell 100% of the equity of its wholly owned subsidiary, Zhejiang Farmmi Holdings Group Co., Ltd (“Farmmi Holding”), to the buyer for RMB 43.1 million (approximately $6.0 million). The sale of Farmmi Holding was intended to streamline the business operations of certain of the Registrant’s subsidiaries in China and reduce the costs associated with maintaining Farmmi Holding and its wholly owned subsidiary, Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd. (“Farmmi Agriculture”).

As previously reported, prior to January 2023, Hangzhou Nongyuan Network Technology Co., Ltd. (“Nongyuan Network” or “VIE”), through a series of VIE agreements with Farmmi Agriculture, operated the e-commerce websites and online sales of agriculture products for the Registrant’s subsidiaries in China. Such contractual arrangements enabled Farmmi Agriculture to have effective control over and receive substantially all of the economic benefits of Nongyuan Network. After January 2023, the e-commerce platform operations have been halted. After the share transfer, Farmmi Agriculture’s contractual arrangements with Nongyuan Network would be transferred to the buyer.

Prior to the entry into the agreement, all of the business operations, customers and suppliers of Farmmi Holding and Farmmi Agriculture had been transferred to other operating subsidiaries of the Registrant. The purchase price to be paid by the buyer to Suyuan reflects the aggregate value of all the assets of the disposed entities. Pursuant to the agreement, the buyer is required to pay RMB15 million of the purchase price before February 10, 2024 and pay the remaining RMB28.1 million by March 10, 2024.

The foregoing descriptions of the share transfer agreement are summaries of certain material terms of the agreement, do not purport to be complete and are qualified in their entirety by reference to the agreement, which is attached hereto as Exhibit 99.1.

Appointment of New CFO

Effective January 30, 2024, Ms. Lingge Wu resigned from her position as Chief Financial Officer (“CFO”) of the Registrant. Ms. Wu’s resignation was not the result of any disagreement with the Registrant or its board of directors.

On February 4, 2024, the Registrant’s board of directors approved the appointment of Mr. Zhimin Lu as the Registrant’s CFO, effective February 4, 2024.

Prior to being appointed as the Registrant’s CFO, Mr. Zhimin Lu served as the chief financial officer of Zhongjian Heneng (Shanghai) Trading Co., Ltd., Shanghai Yunmihui Supply Chain Group Co., Ltd. and Jiangsu Paidile Packaging Technology Co., Ltd., three affiliated companies, from August 2021 to August 2023. Mr. Lu had served as the assistant chief financial officer and a finance manager with Shanghai Only Vision Enterprise Group Co., Ltd. from February 2018 to December 2020. He was a finance manager with Shanghai Sunsystem Electric Co., Ltd. from August 2005 to April 2016. From April 2002 to December 2003, Mr. Lu was an accounting supervisor at Shanghai Aurora Office Automation Sales Co., Ltd. Mr. Lu holds an intermediate level accountant qualification certificate. He received his Bachelor degree in Accounting from the Shanghai Lixin University of Accounting and Finance in 2014 and an Associate degree in Accounting from Chongqing Technology and Business University in 1996.

Summary of Employment Agreement

The employment agreement between Mr. Lu and the Registrant is effective on February 4, 2024. Under the terms of Mr. Lu’s employment, Mr. Lu is entitled to the following:

•	Base compensation of RMB 204,000 per year; and

•	Reimbursement of reasonable expenses incurred by Mr. Lu.

2

Mr. Lu’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

The foregoing descriptions of the employment agreement are summaries of the material terms of such agreement, do not purport to be complete and are qualified in their entirety by reference to the employment agreement, which is filed as Exhibit 4.1 to this report and incorporated herein by reference.

Exhibits

Exhibit Number	Description of Exhibit
4.1	Employment Agreement dated February 4, 2024, by and between Zhimin Lu and Farmmi, Inc.
99.1	Share Transfer Agreement (English translation), dated January 31, 2024, by and between Zhejiang Suyuan Agricultural Technology Co., Ltd and Lishui Chida Logistics Co., Ltd.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: February 5, 2024	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer

4